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FOURTH QUARTER REPORT 2003
TRANSCANADA [17


                                                                      EXHIBIT 2

                               CONSOLIDATED INCOME

(unaudited)                                                Three months ended December 31         Year ended December 31
(millions of dollars except per share amounts)               2003               2002             2003               2002
------------------------------------------------------------------------    --------------   --------------    ---------------
REVENUES                                                          1,319             1,338            5,357              5,214

OPERATING EXPENSES
Cost of sales                                                       159               161              692                627
Other costs and expenses                                            434               423            1,682              1,546
Depreciation                                                        222               217              914                848
                                                        ----------------    --------------   --------------    ---------------
                                                                    815               801            3,288              3,021
                                                        ----------------    --------------   --------------    ---------------
OPERATING INCOME                                                    504               537            2,069              2,193

OTHER EXPENSES/(INCOME)
Financial charges                                                   202               215              821                867
Financial charges of joint ventures                                  14                23               77                 90
Equity income                                                       (14)               (7)            (165)               (33)
Interest and other income                                           (16)              (17)             (60)               (53)
                                                        ----------------    --------------   --------------    ---------------
                                                                    186               214              673                871
                                                        ----------------    --------------   --------------    ---------------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES
   AND NON-CONTROLLING INTERESTS                                    318               323            1,396              1,322
INCOME TAXES - CURRENT AND FUTURE                                   108               128              535                517
NON-CONTROLLING INTERESTS
Preferred securities charges                                         10                10               36                 36
Preferred share dividends                                             5                 5               22                 22
Other                                                                 2                 -                2                  -
                                                        ----------------    --------------   --------------    ---------------
NET INCOME FROM CONTINUING OPERATIONS                               193               180              801                747
NET INCOME FROM DISCONTINUED OPERATIONS                               -                 -               50                  -
                                                        ----------------    --------------   --------------    ---------------
NET INCOME                                                          193               180              851                747
                                                        ================    ==============   ==============    ===============
NET INCOME PER SHARE
Continuing operations                                             $0.40             $0.37            $1.66              $1.56
Discontinued operations                                               -                 -             0.10                  -
                                                        ----------------    --------------   --------------    ---------------
BASIC                                                             $0.40             $0.37            $1.76              $1.56
                                                        ================    ==============   ==============    ===============
DILUTED                                                           $0.40             $0.37            $1.76              $1.55
                                                        ================    ==============   ==============    ===============
AVERAGE SHARES OUTSTANDING - BASIC (millions)                     482.8             479.3            481.5              478.3
                                                        ================    ==============   ==============    ===============
AVERAGE SHARES OUTSTANDING - DILUTED (millions)                   485.5             481.7            483.9              480.7
                                                        ================    ==============   ==============    ===============

See accompanying Notes to the Consolidated Financial Statements.

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FOURTH QUARTER REPORT 2003
TRANSCANADA [18


                             CONSOLIDATED CASH FLOWS

(unaudited)                                              Three months ended December 31          Year ended December 31
(millions of dollars)                                       2003              2002              2003                2002
----------------------------------------------------------------------   ----------------  ----------------    ---------------
CASH GENERATED FROM OPERATIONS
Net income from continuing operations                             193                180               801                747
Depreciation                                                      222                217               914                848
Future income taxes                                               (18)                67               230                247
Equity income in excess of distributions received                  (3)                 -              (128)                (6)
Non-controlling interests                                          17                 15                60                 58
Other                                                              (8)               (12)              (67)               (67)
                                                       ---------------   ----------------  ----------------    ---------------
Funds generated from continuing operations                        403                467             1,810              1,827
Decrease in operating working capital                              29                101               112                 33
                                                       ---------------   ----------------  ----------------    ---------------
Net cash provided by continuing operations                        432                568             1,922              1,860
Net cash provided by/(used in) discontinued operations              -                 29               (17)                59
                                                       ---------------   ----------------  ----------------    ---------------
                                                                  432                597             1,905              1,919
                                                       ---------------   ----------------  ----------------    ---------------
INVESTING ACTIVITIES
Capital expenditures                                             (127)              (202)             (391)              (599)
Acquisitions, net of cash acquired                                (23)              (209)             (570)              (228)
Deferred amounts and other                                         43               (103)             (190)              (115)
                                                       ---------------   ----------------  ----------------    ---------------
Net cash used in investing activities                            (107)              (514)           (1,151)              (942)
                                                       ---------------   ----------------  ----------------    ---------------
FINANCING ACTIVITIES
Dividends and preferred securities charges                       (150)              (139)             (588)              (546)
Notes payable (repaid)/issued, net                               (341)               182               (62)               (46)
Long-term debt issued                                             455                  -               930                  -
Reduction of long-term debt                                      (358)              (256)             (744)              (486)
Non-recourse debt of joint ventures issued                          -                 20                60                 44
Reduction of non-recourse debt of joint ventures                  (16)               (29)              (71)               (80)
Redemption of junior subordinated debentures                        -                  -              (218)                 -
Common shares issued                                               16                  7                65                 50
                                                       ---------------   ----------------  ----------------    ---------------
Net cash used in financing activities                            (394)              (215)             (628)            (1,064)
                                                       ---------------   ----------------  ----------------    ---------------
(DECREASE)/INCREASE IN CASH AND SHORT-TERM INVESTMENTS            (69)              (132)              126                (87)

CASH AND SHORT-TERM INVESTMENTS
Beginning of period                                               407                344               212                299
                                                       ---------------   ----------------  ----------------    ---------------
CASH AND SHORT-TERM INVESTMENTS
End of period                                                     338                212               338                212
                                                       ===============   ================  ================    ===============

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid                                                  28                 52               220                257
Interest paid                                                     222                227               846                866
                                                       ===============   ================  ================    ===============

See accompanying Notes to the Consolidated Financial Statements.

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FOURTH QUARTER REPORT 2003
TRANSCANADA [19


                           CONSOLIDATED BALANCE SHEET

(unaudited)
December 31 (millions of dollars)                              2003                       2002
------------------------------------------------------------------------------    -----------------------
ASSETS
CURRENT ASSETS
Cash and short-term investments                                           338                        212
Accounts receivable                                                       605                        691
Inventories                                                               165                        178
Other                                                                      88                        107
                                                       -----------------------    -----------------------
                                                                        1,196                      1,188
LONG-TERM INVESTMENTS                                                     733                        345
PLANT, PROPERTY AND EQUIPMENT                                          17,451                     17,496
OTHER ASSETS                                                            1,164                        937
                                                       -----------------------    -----------------------
                                                                       20,544                     19,966
                                                       =======================    =======================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable                                                             367                        297
Accounts payable                                                        1,025                        990
Accrued interest                                                          208                        227
Current portion of long-term debt                                         550                        517
Current portion of non-recourse debt of joint ventures                     19                         75
                                                       -----------------------    -----------------------
                                                                        2,169                      2,106
DEFERRED AMOUNTS                                                          466                        549
LONG-TERM DEBT                                                          9,465                      8,815
FUTURE INCOME TAXES                                                       427                        226
NON-RECOURSE DEBT OF JOINT VENTURES                                       761                      1,222
PREFERRED SECURITIES                                                       22                        238
                                                       -----------------------    -----------------------
                                                                       13,310                     13,156
                                                       -----------------------    -----------------------
NON-CONTROLLING INTERESTS
Preferred securities of subsidiary                                        672                        674
Preferred shares of subsidiary                                            389                        389
Other                                                                      82                          -
                                                       -----------------------    -----------------------
                                                                        1,143                      1,063
                                                       -----------------------    -----------------------
SHAREHOLDERS' EQUITY
Common shares                                                           4,679                      4,614
Contributed surplus                                                       267                        265
Retained earnings                                                       1,185                        854
Foreign exchange adjustment                                               (40)                        14
                                                       -----------------------    -----------------------
                                                                        6,091                      5,747
                                                       -----------------------    -----------------------
                                                                       20,544                     19,966
                                                       =======================    =======================

See accompanying Notes to the Consolidated Financial Statements.

FOURTH QUARTER REPORT 2003
TRANSCANADA [20


                         CONSOLIDATED RETAINED EARNINGS

(unaudited)                                                 Year ended December 31
(millions of dollars)                                       2003               2002
----------------------------------------------------------------------    ---------------
Balance at beginning of year                                      854                586
Net income                                                        851                747
Common share dividends                                           (520)              (479)
                                                       ---------------    ---------------
                                                                1,185                854
                                                       ===============    ===============

See accompanying Notes to the Consolidated Financial Statements.

FOURTH QUARTER REPORT 2003
TRANSCANADA [21


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.   BASIS OF PRESENTATION

Pursuant to a plan of arrangement, effective May 15, 2003, common shares of TransCanada PipeLines Limited (TCPL) were exchanged on a one-to-one basis for common shares of TransCanada Corporation (TransCanada or the company). As a result, TCPL became a wholly-owned subsidiary of TransCanada. The consolidated financial statements for the year ended December 31, 2003 include the accounts of TransCanada and the consolidated accounts of all its subsidiaries, including TCPL. Comparative information for the year ended December 31, 2002 is that of TCPL and its wholly-owned subsidiaries at that time.

The financial statements of TransCanada have been prepared using the continuity of interests method of accounting. Accordingly, the financial statements of TransCanada on the effective date, on a consolidated basis, were in all material respects the same as those of TCPL immediately prior to the arrangement, except that the preferred securities and preferred shares of TCPL have been reflected as non-controlling interests in the consolidated financial statements of TransCanada. In addition, the distributions on the preferred securities and the dividends on the preferred shares have been reflected as non-controlling interest charges in determining the consolidated net income of TransCanada.

On December 3, 2003, TransCanada increased its ownership interest in Portland Natural Gas Transmission System Partnership (Portland) from 43.4 per cent to
61.7 per cent. Subsequent to the acquisition, Portland was fully consolidated in the company's financial statements, with 38.3 per cent reflected in non-controlling interests.

2.   SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of TransCanada have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in TCPL's annual financial statements for the year ended December 31, 2002. These consolidated financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada PipeLines Limited's 2002 Annual Report. Amounts are

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FOURTH QUARTER REPORT 2003
TRANSCANADA [22


stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

REGULATION

In December 2002, the National Energy Board (NEB) approved TransCanada's application for the Canadian Mainline to charge interim tolls for transportation service, effective January 1, 2003. In August 2003, subsequent to the NEB's decision on the 2003 Tolls and Tariff Application, it approved interim tolls for the period September 1, 2003 to December 31, 2003. The NEB determined that tolls will remain interim pending a decision from the Federal Court of Appeal on TransCanada's Fair Return Review and Variance Application. Any adjustments to the interim tolls will be recorded in accordance with the final NEB decision.

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FOURTH QUARTER REPORT 2003
TRANSCANADA [23


3.   SEGMENTED INFORMATION

                                                Gas Transmission           Power           Corporate          Total
                                              -------------------- -------------------- --------------- --------------------
Three months ended December 31
(unaudited - millions of dollars)                 2003      2002       2003      2002     2003    2002     2003       2002
-------------------------------------------------------- --------- ----------  -------- -------  ------ ---------- ---------
Revenues                                            982     1,007        337       331       -       -      1,319     1,338
Cost of sales                                         -         -       (159)     (161)      -       -       (159)     (161)
Other costs and expenses                           (326)     (319)      (106)     (103)     (2)     (1)      (434)     (423)
Depreciation                                       (202)     (197)       (20)      (20)      -       -       (222)     (217)
                                               --------- --------- ----------  -------- -------  ------ ---------- ---------
Operating income/(loss)                             454       491         52        47      (2)     (1)       504       537
Financial charges and non-controlling interests    (193)     (205)        (4)       (4)    (22)    (21)      (219)     (230)
Financial charges of joint ventures                 (14)      (23)         -         -       -       -        (14)      (23)
Equity income                                         7         7          7         -       -       -         14         7
Interest and other income                             6         5          4         2       6      10         16        17
Income taxes                                       (100)     (113)       (15)      (15)      7       -       (108)     (128)
                                               --------- --------- ----------  -------- -------  ------ ---------- ---------
   Continuing operations                            160       162         44        30     (11)    (12)       193       180
                                               ========= ========= ==========  ======== =======  ======
   Discontinued operations                                                                                      -         -
                                                                                                        ---------- ---------
NET INCOME                                                                                                    193       180
                                                                                                        ========== =========

                                                Gas Transmission           Power           Corporate          Total
                                              -------------------- -------------------- --------------- --------------------
Year ended December 31
(unaudited - millions of dollars)                 2003      2002       2003      2002     2003    2002     2003       2002
-------------------------------------------------------- --------- ----------  -------- -------  ------ ---------- ---------
Revenues                                          3,956     3,921      1,401     1,293       -       -      5,357     5,214
Cost of sales                                         -         -       (692)     (627)      -       -       (692)     (627)
Other costs and expenses                         (1,270)   (1,166)      (405)     (371)     (7)     (9)    (1,682)   (1,546)
Depreciation                                       (831)     (783)       (82)      (65)     (1)      -       (914)     (848)
                                              ---------- --------- ----------  -------- -------  ------ ---------- ---------
Operating income/(loss)                           1,855     1,972        222       230      (8)     (9)     2,069     2,193
Financial charges and non-controlling interests    (781)     (821)       (11)      (13)    (89)    (91)      (881)     (925)
Financial charges of joint ventures                 (76)      (90)        (1)        -       -       -        (77)      (90)
Equity income                                        66        33         99         -       -       -        165        33
Interest and other income                            17        17         14        13      29      23         60        53
Income taxes                                       (459)     (458)      (103)      (84)     27      25       (535)     (517)
                                              ---------- --------- ----------  -------- -------  ------ ---------- ---------
   Continuing operations                            622       653        220       146     (41)    (52)       801       747
                                              ========== ========= ==========  ======== =======  ======
   Discontinued operations                                                                                     50         -
                                                                                                        ---------- ---------
NET INCOME                                                                                                    851       747
                                                                                                        ========== =========

TOTAL ASSETS
December 31                                                             2003                     2002
(millions of dollars)                                                (unaudited)
---------------------------------------------------------------------------------------    ------------------
Gas Transmission                                                                16,972                16,979
Power                                                                            2,746                 2,391
Corporate                                                                          815                   457
                                                               ------------------------    ------------------
Continuing Operations                                                           20,533                19,827
Discontinued Operations                                                             11                   139
                                                               ------------------------    ------------------
                                                                                20,544                19,966
                                                               ========================    ==================

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FOURTH QUARTER REPORT 2003
TRANSCANADA [24


4.   LONG-TERM DEBT

December 31                                                              2003                   2002
(millions of dollars)                                                 (unaudited)
--------------------------------------------------------------------------------------- ----------------------
Alberta System                                                                   2,341                  2,892
   Foreign exchange differential recoverable through
   the tollmaking process                                                          (16)                  (271)
                                                                 ---------------------- ----------------------
                                                                                 2,325                  2,621
                                                                 ---------------------- ----------------------
Canadian Mainline                                                                4,913                  5,277
   Foreign exchange differential recoverable through
   the tollmaking process                                                          (60)                  (330)
                                                                 ---------------------- ----------------------
                                                                                 4,853                  4,947
                                                                 ---------------------- ----------------------
Other                                                                            2,837                  1,764
                                                                 ---------------------- ----------------------
                                                                                10,015                  9,332
Less: current portion of long-term debt                                            550                    517
                                                                 ---------------------- ----------------------
                                                                                 9,465                  8,815
                                                                 ====================== ======================

On June 9, 2003, the company issued US$350 million of unsecured 4.00 per cent notes maturing on June 15, 2013. On November 18, 2003, the company issued $450 million of unsecured 5.65 per cent notes maturing on January 15, 2014.

5.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The following represents the significant changes to the company's risk management and financial instruments since December 31, 2002.

FOREIGN INVESTMENTS

At December 31, 2003 and December 31, 2002, the company had foreign currency denominated assets and liabilities which created an exposure to changes in exchange rates. The company uses foreign currency derivatives to hedge this net exposure on an after-tax basis. The company's portfolio of foreign investment derivatives is comprised of contracts for periods up to four years. The fair values shown in the table below for foreign exchange risk are offset by translation gains or losses on the net assets and are recorded in the foreign exchange adjustment account in Shareholders' Equity.

ASSET/(LIABILITY)
December 31                                                     2003                            2002
(millions of dollars)                                       (unaudited)
---------------------------------------------    -------------------------------     -----------------------------
                                                     Carrying         Fair             Carrying         Fair
                                                      Amount          Value             Amount         Value
                                                 -------------------------------     -----------------------------
FOREIGN EXCHANGE
Cross-currency swaps
     U.S. dollars                                              65            65                 (8)            (8)
------------------------------------------------------------------------------------------------------------------

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FOURTH QUARTER REPORT 2003
TRANSCANADA [25


At December 31, 2003, the notional principal amounts of cross-currency swaps were US$250 million (2002 - US$350 million).

RECONCILIATION OF FOREIGN EXCHANGE ADJUSTMENT
December 31                                                                           2003               2002
(millions of dollars)                                                              (unaudited)
-------------------------------------------------------------------            --------------------  --------------
Balance at beginning of year                                                                    14              13
Translation (losses)/gains on foreign currency denominated net assets                         (136)              3
Foreign exchange gains/(losses) on derivatives, and other                                       82              (2)
                                                                               --------------------  --------------
                                                                                               (40)             14
-------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE AND INTEREST RATE MANAGEMENT ACTIVITY

The company manages the foreign exchange risk of U.S. dollar debt, U.S. dollar expenses and the interest rate exposures of the Alberta System, the Canadian Mainline and the Foothills System through the use of foreign currency and interest rate derivatives. These derivatives are comprised of contracts for periods up to nine years. Certain of the realized gains and losses on these derivatives are shared with shippers on predetermined terms.

ASSET/(LIABILITY)
December 31                                                 2003                            2002
(millions of dollars)                                   (unaudited)
------------------------------------------     -----------------------------     -----------------------------
                                                 Carrying         Fair             Carrying         Fair
                                                  Amount         Value              Amount         Value
                                               -----------------------------     -----------------------------
FOREIGN EXCHANGE
Cross-currency swaps                                     (26)           (26)                56             56
INTEREST RATE
Interest rate swaps
     Canadian dollars                                      2             15                  4             56
     U.S. dollars                                          -              8                 (1)             4
--------------------------------------------------------------------------------------------------------------

At December 31, 2003, the notional principal amounts of cross-currency swaps were US$282 million (2002 - US$282 million). Notional principal amounts for interest rate swaps were $964 million (2002 - $874 million) and US$100 million (2002 - US$175 million).

6.   STOCK-BASED COMPENSATION

TransCanada's accounting policy is to expense stock options. This charge is reflected in the Gas Transmission and Power segments. In the year ended December 31, 2003, TransCanada issued 1,503,200 options to purchase common shares at a weighted average price of $22.42 under the company's Key Employee Stock Incentive Plan.

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FOURTH QUARTER REPORT 2003
TRANSCANADA [26


Amounts expensed for the three months and year ended December 31, 2003 were approximately $1 million and $2 million, respectively. The company used the Black-Scholes model for these calculations with the weighted average assumptions being 4 years of expected life, 4.1 per cent interest rate, 18 per cent volatility and 4.5 per cent dividend yield.

7.   DISCONTINUED OPERATIONS

The Board of Directors approved plans to dispose of the company's International, Canadian Midstream, and certain other businesses (December Plan) and the Gas Marketing business in December 1999 and July 2001, respectively. The company's disposals under both plans were substantially completed at December 31, 2001.

TransCanada's investments in Gasoducto del Pacifico, INNERGY Holdings S.A. and P.T. Paiton Energy Company approved for disposal under the December Plan will be accounted for as part of continuing operations as of December 31, 2003, due to the length of time it has taken the company to dispose of these assets. It is the intention of the company to continue with its plan to dispose of these investments.

The company mitigated certain of its remaining exposures associated with the contingent liabilities related to the divested Gas Marketing operations by acquiring from a subsidiary of Mirant Corporation certain contracts under which it still had exposure in 2003, and simultaneously hedging the market price exposures of these contracts. The company remains contingently liable for certain residual obligations. In 2003, $50 million of the original approximately $100 million after-tax deferred gain was recognized in income. The after-tax deferred gain is included in Deferred Amounts.

At December 31, 2003, TransCanada reviewed the provision for loss on discontinued operations and the deferred gain and concluded that the remaining provision was adequate and the deferral of the remaining approximately $50 million of after-tax deferred gain related to the Gas Marketing business was appropriate.

Revenues from discontinued operations for the year ended December 31, 2003 were $2 million (2002 - $36 million). Net income/(loss) from discontinued operations for the year ended December 31, 2003 was $50 million, net of $29 million income taxes (2002 - nil). The provision for loss on discontinued operations at December 31, 2003 was $41 million (2002 - $83 million). The provision for loss on discontinued operations is included in Accounts Payable.

FOURTH QUARTER REPORT 2003
TRANSCANADA [27


8.   INVESTMENT IN BRUCE POWER L.P.

On February 14, 2003, the company acquired a 31.6 per cent interest in Bruce Power L.P. (Bruce Power) for $409 million, including closing adjustments. As part of the acquisition, the company also funded a one-third share ($75 million) of a $225 million accelerated deferred rent payment made by Bruce Power to Ontario Power Generation. The resulting note receivable from Bruce Power is recorded in Other Assets.

The purchase price of TransCanada's 31.6 per cent interest in Bruce Power has been allocated as follows.

PURCHASE PRICE ALLOCATION
(unaudited)
(millions of dollars)
--------------------------------------------------------------------
Net book value of assets acquired                               281
Capital lease                                                   301
Power sales agreements                                         (131)
Pension liability and other                                     (42)
                                                       -------------
                                                                409
                                                       =============

The amount allocated to the investment in Bruce Power includes a purchase price allocation of $301 million to the capital lease of the Bruce Power plant which will be amortized on a straight-line basis over the lease term which extends to 2018, resulting in an annual amortization expense of $19 million. The amount allocated to the power sales agreements will be amortized to income over the remaining term of the underlying sales contracts. The amortization of the fair value allocated to these contracts is: 2003 - $38 million; 2004 - $37 million; 2005 - $25 million; 2006 - $29 million; and 2007 - $2 million. The amount allocated to the pension liability will be amortized to income over the 11 year expected average remaining service life of Bruce Power employees, resulting in an annual amortization of $3 million.

9.   COMMITMENT

On June 18, 2003, an agreement was reached among the Mackenzie Delta gas producers, the Aboriginal PipeLine Group (APG) and TransCanada which governs TransCanada's role in the Mackenzie Gas Pipeline Project. The Mackenzie Gas Pipeline Project would result in a natural gas pipeline being constructed from Inuvik, Northwest Territories to the northern border of Alberta, where it would then connect with the Alberta System. Under the agreement, TransCanada has agreed to finance the APG for its one-third share of project definition phase costs, which is estimated to be approximately $90 million over three years. In the year ended December 31, 2003, TransCanada funded $34 million of this loan which is included in Other Assets. The ability to recover this investment is contingent upon the outcome of the project.

FOURTH QUARTER REPORT 2003
TRANSCANADA [28


                            SUPPLEMENTARY INFORMATION

As at December 31, 2003, TransCanada had 483,200,387 issued and outstanding common shares. In addition, there were 10,354,958 outstanding options to purchase common shares, of which 7,588,203 were exercisable as at December 31, 2003.

--------------------------------------------------------------------------------

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Stein at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Hejdi Feick/Anita Perry at (403) 920-7859.

Visit TransCanada's Internet site at: http://www.transcanada.com

--------------------------------------------------------------------------------